Squad Technologies LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Founding Trainer - Test	-1,000.00
Sales	917.06
Member Service Fee Revenue	51.59
Trainer Revenue	-329.60
Total Sales	**639.05**
Total Income	**$ -360.95**
GROSS PROFIT	**$ -360.95**
Expenses	
Advertising & Marketing	
Promotions & Giveaways	300.00
Total Advertising & Marketing	**300.00**
Amortization expense	478.00
Contract labor	18,165.00
Fundraising costs - fees	8,780.31
Insurance	8,882.66
Office Supplies & Software	823.80
Payroll Expenses	0.00
Fees	741.58
Taxes	24,561.97
Wages	0.00
Total Payroll Expenses	**25,303.55**
Professional Services	
Branding Fees	28,669.13
Legal Fees	730.77
Other Services	525.00
Professional Services	36,279.00
Technical Services	0.00
Total Professional Services	**66,203.90**
Rent	14,308.25
Sales team	961.54
Supplies	
Apparel Expense	1,665.09
IT Supplies	23,396.23
Office Supplies	78.82
Total Supplies	**25,140.14**
Total Marketing	
Total Other Marketing	370.93
Total Total Marketing	**370.93**

Squad Technologies LLC

Profit and Loss
January - December 2022

	TOTAL
Total Other Expenses	
Other Expenses	
Uncategorized Expense	364.64
Total Other Expenses	**364.64**
Total Banking Fees	65.00
Total Credit Card Fees	
Stripe App Service Fee	312.60
Total Total Credit Card Fees	**312.60**
Training and Development	1,595.85
Total Total Other Expenses	**2,338.09**
Total Payroll	
Fringe Expense	2,544.21
Payroll	262,219.13
Total Total Payroll	**264,763.34**
Travel	
Airfare	78.60
Lodging/Hotel	25.75
Meals and Entertainment	784.65
Transportation/Parking	21.75
Total Travel	**910.75**
Total Expenses	**$437,730.26**
NET OPERATING INCOME	**$ -438,091.21**
NET INCOME	**$ -438,091.21**